UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549-1004

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2018

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

Commission File Number 001-32686

VIACOM 401(k) PLAN

(Full title of the Plan)

VIACOM INC.

(Name of issuer of the securities held pursuant to the plan)

1515 Broadway

New York, NY 10036

(Address of principal executive offices)

VIACOM 401(k) PLAN

FINANCIAL STATEMENTS, SUPPLEMENTAL SCHEDULE AND EXHIBIT

DECEMBER  31, 2018

INDEX

Page
Report of Independent Registered Public Accounting Firm	1
Financial Statements:
Statements of Net Assets Available for Benefits at December 31, 2018 and 2017	2
Statement of Changes in Net Assets Available for Benefits for the Year ended December 31, 2018	3
Notes to Financial Statements	4-11

Schedule
Supplemental Schedule:
Schedule H, line 4i—Schedule of Assets (Held at End of Year)	S-1

All other schedules required by Section 2520.103-10 of the Department of Labor Rules and Regulations for Reporting and Disclosure Under the Employee Retirement Income Security Act of 1974 are omitted as not applicable or not required.

Signatures	S-5

Exhibit:
23.1 Consent of Independent Registered Public Accounting Firm

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Retirement Committee and Plan Participants of

Viacom 401(k) Plan

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the Viacom 401(k) Plan (the “Plan”) as of December 31, 2018 and 2017, and the related statement of changes in net assets available for benefits for the year ended December 31, 2018, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Viacom 401(k) Plan as of December 31, 2018 and 2017, and the changes in net assets available for benefits for the year ended December 31, 2018, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental information contained in Schedule H, Line 4i-Schedule of Assets (held at end of year) as of December 31, 2018 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Marcum LLP

Marcum LLP

We have served as the Plan’s auditor since 2017.

Melville, NY

June 26, 2019

VIACOM 401(k) PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

(In thousands)

	December 31,
	2018	2017
ASSETS
Cash	$23	$—

Investments:
Investments at fair value	1,132,146	1,233,014
Fully benefit-responsive investment contracts at contract value	104,215	105,559

Total investments	1,236,361	1,338,573

Receivables:
Employer contributions	3,373	3,666
Notes receivable from participants	11,768	11,874
Due from broker for securities sold	74	190
Investment income	226	108

Total receivables	15,441	15,838

Total assets	1,251,825	1,354,411

LIABILITIES
Accrued expenses and other liabilities	1,154	778
Due to broker for securities purchased	362	1,028

Total liabilities	1,516	1,806

Net assets available for benefits	$1,250,309	$1,352,605

See accompanying notes to financial statements.

VIACOM 401(k) PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

(In thousands)

Year Ended December 31, 2018
Additions to net assets attributed to:
Investment income:
Dividends	$4,284
Interest	2,780

Total investment income	7,064

Interest income on notes receivable from participants	575

Contributions:
Employee	60,403
Employer	46,808
Rollover	4,878

Total contributions	112,089

Total additions	119,728

Deductions from net assets attributed to:
Benefits paid to participants	129,492
Net depreciation in investments	89,858
Plan expenses	2,674

Total deductions	222,024

Net decrease in net assets available for benefits	(102,296)
Net assets available for benefits, beginning of year	1,352,605

Net assets available for benefits, end of year	$1,250,309

See accompanying notes to financial statements.

VIACOM 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

(Tabular dollars in thousands)

NOTE 1—PLAN DESCRIPTION

Viacom Inc. (“Viacom” or the “Company”) established the Viacom 401(k) Plan (the “Plan”), effective on January 1, 2006.

The following is a brief description of the Plan and is provided for general information only. Participants should refer to the Plan document and the Summary Plan Description made available to them for more complete information regarding the Plan. In the event of a conflict between the following description and the Plan document, the Plan document will control.

The Plan, sponsored by the Company, is a defined contribution plan offered to substantially all of the Company’s employees. The Plan is subject to the provisions of the Internal Revenue Code of 1986, as amended (the “Code”), and the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). Administration of the Plan is overseen by the Viacom Retirement Committee (“Plan Administrator”), the members of which are appointed under the Plan document. As of December 31, 2017, members could also be added to or removed from the Retirement Committee by the Company’s Executive Vice President, Chief Administrative Officer. As of February 28, 2018, the Plan was amended to grant such authority to the Company’s Executive Vice President, Chief People Officer.

Great-West Trust Company, LLC (“Great-West”) serves as trustee pursuant to a Master Trust Agreement dated November 1, 2016 (“the Agreement”). Under the Agreement, Great-West has the power to appoint suitable custodians in its sole discretion. JPMorgan Chase Bank, N.A., was the trustee and custodian of the Plan prior to Great-West and remained custodian of the Plan’s assets through the close of business on February 20, 2017. Great-West appointed Mellon Bank, N.A., as custodian, and the Plan’s assets were transferred to Mellon Bank, N.A., as of February 21, 2017. Great-West Financial Retirement Plan Services, LLC (doing business as Empower Retirement (“Empower”)) is the recordkeeper for the Plan.

Related Party Transactions

Certain Plan investments are in shares of Class A and Class B common stock of the Company, which is considered a “party-in-interest” as such term is defined in ERISA. The fair value of these investments was $29.7 million and $35.7 million at December 31, 2018 and 2017, respectively. For the year ended December 31, 2018, these investments depreciated $5.8 million, which is equal to the net of realized and unrealized gains and losses. During the year ended December 31, 2018, the Plan sold shares of Viacom Class A and Class B common stock for total proceeds of $5.2 million and purchased shares of Viacom Class B common stock at a cost of $5.0 million, which includes earned dividends of $0.9 million reinvested into the Plan.

Eligibility

Eligible full-time employees may become participants in the Plan following the attainment of age 21. Eligible part-time employees generally participate in the Plan on the first of the month after attainment of age 21 and completion of one thousand hours of service within the consecutive twelve-month period beginning with their date of hire or within any plan year (January 1 through December 31) thereafter.

Participant Accounts

Each participant’s account is credited with the participant’s contributions, applicable employer contributions, earnings or losses on the participant’s account and allocations of Plan administrative expenses. Allocations are based on participant earnings or losses, account balances, or specific participant transactions, as defined. The benefit to which a participant is entitled is the vested portion of the participant’s account.

Plan participants have the option of investing their contributions and existing account balances among twenty-one investment options. All investments are participant directed. These investment options include separately managed investment portfolios, common/collective trust funds, registered investment companies (mutual funds) and Viacom Class B common stock. Some plan participants are invested in Viacom Class A common stock, but that fund is closed to new investment. The securities held by these investment options are described in greater detail in Note 3.

Contributions

Participants are permitted to contribute up to 50% of annual eligible compensation, on a before-tax basis, subject to applicable Code limitations discussed below. Participants may also contribute eligible rollover amounts into the Plan. All eligible employees are

VIACOM 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

(Tabular dollars in thousands)

deemed to have authorized the Company to make before-tax contributions to the Plan in an amount equal to 6% of the employee’s eligible compensation upon his or her date of hire. Deemed authorization takes effect on the first available payroll following the 30th day after the employee is sent notification he or she is eligible to participate in the Plan, unless the employee elects not to participate in the Plan or to participate at a different contribution rate. The Plan’s designated default investment is a target retirement date asset allocation fund.

The Code limited the amount of annual participant contributions that can be made on a before-tax basis to $18,500 for 2018. Compensation considered under the Plan based on Code limits could not exceed $275,000 for 2018. The Code also limited annual aggregate participant and employer contributions to the lesser of $55,000 or 100% of compensation in 2018. In 2018, the Plan utilized a safe harbor design for compliance with the nondiscrimination requirements applicable to deferrals and matching contributions in accordance with the provisions of the Code.

Each participant who has attained age 50 before the close of the calendar year is eligible to make catch-up contributions if the participant made the maximum contribution permitted under the Plan for a plan year. The limit for catch-up contributions was $6,000 in 2018.

The employer matching contribution is equal to 100% of the first 1% and 80% of the next 5% of eligible compensation contributed and employer matching contributions are invested according to the participant’s investment elections. Catch-up contributions are not treated as matchable contributions except when required by law. A match true-up contribution may be made at the end of the plan year to ensure participants receive the full Company match.

In 2018, the Company’s discretionary annual employer profit sharing contribution equaled 1.50% of eligible compensation. In future years the Company may make a lower or higher contribution (not anticipated to be in excess of 3% of eligible compensation) or no contribution at all depending on circumstances. Company profit-sharing contributions are discretionary, meaning they are not guaranteed and may not be made in any given year. Participants were required to be employed on the last business day of the Company’s fiscal year 2018 and meet all other eligibility requirements in order to receive the profit-sharing contribution.

Vesting

Participants in the Plan are immediately vested in their own contributions and earnings thereon. Employer matching and profit sharing contributions (“employer contributions”) vest at 100% after two years of service. Transition rules apply to participants of plans that were merged into the Plan.

Forfeitures

If participants terminate employment prior to being vested in their employer contributions, upon distribution of the vested portion of their accounts, or, if earlier, a five-year break in service, the non-vested portion of their account is forfeited. Forfeitures may be used for future employer contributions and/or to pay administrative expenses. As of December 31, 2018, the Company had forfeitures, including interest earned on such amounts, of approximately $1.7 million. As of December 31, 2017, the Company had forfeitures of approximately $5.4 million. In 2018, employer contributions of approximately $1.0 million were forfeited, and the Company utilized forfeitures of approximately $0.4 million and $4.4 million to pay administrative expenses and employer contributions, respectively.

Notes receivable from participants

Participants may request a loan of up to the lesser of 50% of the participant’s vested account balance or $50,000, reduced by the highest outstanding balance of any Plan loan made to the participant during the twelve-month period ending on the day before the loan is made. The minimum loan available to a participant is $500. The interest rate on participant loans is currently one percentage point above the annual prime commercial rate (as published in The Wall Street Journal) on the first day of the calendar month in which the loan is approved, with principal and interest payable not less than quarterly through payroll deductions. Only one loan may be outstanding at any time. Participants may elect repayment periods from 12 to 60 months commencing as soon as administratively possible following the issuance of the loan. The Plan allows participants to elect a repayment period of up to 300 months for loans used for the acquisition of a principal residence. Repayments of loan principal and interest are allocated in accordance with the participant’s then current investment elections. If a participant ceases to make loan repayments and the Plan Administrator deems the participant loan to be in default, the participant loan balance is reduced and a benefit payment is recorded.

Included in the Statements of Net Assets Available for Benefits are Notes receivable from participants of $11.8 million and $11.9 million as of December 31, 2018 and 2017, respectively, which carried interest rates ranging from 4.25% to 9.5% per annum.

VIACOM 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

(Tabular dollars in thousands)

Payment of Benefits and Hardship Withdrawals

Earnings on both employee and employer contributions are not subject to income tax until they are distributed or withdrawn from the Plan.

Participants in the Plan, or their beneficiaries, may receive their vested account balances in a lump sum or in installments in the event of termination of employment, long-term disability or death. A participant must commence receiving required minimum distributions no later than the April 1st after the year in which the participant attains age 70 1/2 unless he/she is still employed. Installment payments to beneficiaries are available only if the participant was receiving installment payments at the time of death.

Participants in the Plan may withdraw certain eligible contributions at any time. Upon attainment of age 59 1/2, participants may withdraw all or part of their vested account. The Plan limits participants to a maximum of two non-hardship withdrawals in each plan year.

The Plan also provides for financial hardship withdrawals, in accordance with applicable sections of the Code. A participant may obtain a financial hardship withdrawal of the employee’s before-tax contributions provided that the requirements for financial hardship are met and only to the extent required to relieve such hardship. Additionally, the vested portion of employer matching contributions through December 31, 2009, any vested profit-sharing contributions and certain predecessor plan contributions may be used toward a financial hardship withdrawal. There is no restriction on the number of hardship withdrawals permitted. For hardship withdrawals processed prior to January 1, 2019, participants who take a hardship withdrawal are suspended from making employee contributions to the Plan for 6 months.

When a participant terminates employment with the Company, the full value of the employee contributions and earnings thereon plus the value of all vested employer contributions and earnings thereon can be rolled over to a tax qualified retirement plan or an Individual Retirement Account or remain in the Plan rather than being distributed. If the vested account balance is $1,000 or less and the participant does not make an election to roll over the vested balance, it will be automatically paid in a single lump sum cash payment and taxes will be withheld from the distribution.

Plan Expenses

The Plan document permits Plan expenses to be paid from Plan forfeitures, from participant accounts or by the Company. The fees for investment of Plan assets are charged to the Plan’s investment funds, as reflected in the net asset value of the fund. Certain administrative expenses, such as legal, accounting, recordkeeping, trustee and custodian fees, may be paid by the Plan using forfeitures as described above or may be paid by the Company. Recordkeeping, trustee and custodian fees may also be paid from participant accounts. For 2018, $0.5 million was paid to Empower for plan administration services, which included recordkeeping, trustee and custodian fees.

NOTE 2—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The financial statements are prepared on the accrual basis of accounting.

Investment Valuation and Income Recognition

Investments are reported at fair value except for fully benefit-responsive investment contracts, which are recorded at contract value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Plan’s valuation policies utilize information provided by the investment advisors, custodian, and insurance companies. See Note 3 for discussion of fair value measurements. Contract value is the relevant measure for the portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants normally would receive if they were to initiate permitted transactions under the terms of the Plan. See Note 7 for discussion of the fully benefit-responsive investment contracts.

Purchases and sales of securities are recorded on the trade date. The average cost basis is used to determine gains or losses on dispositions of securities.

Interest income is accrued as earned and dividend income is recorded on the ex-dividend date.

Included in the Statement of Changes in Net Assets Available for Benefits is the net appreciation/(depreciation) in the fair value of the Plan’s investments, which includes the gains and losses on investments bought and sold, as well as held, during the year.

VIACOM 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

(Tabular dollars in thousands)

Notes Receivable from participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Interest income is recorded on the accrual basis. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2018 or 2017.

Payment of Benefits

Benefits are recorded when paid.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan’s management to make estimates, judgments and assumptions, such as those regarding the fair value of investments, that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of changes in net assets available for benefits during the reporting period. Estimates are based on past experience and other considerations reasonable under the circumstances. Actual results could differ from those estimates.

NOTE 3—FAIR VALUE MEASUREMENTS AND INCOME RECOGNITION

Fair Value Measurements and Income Recognition

The FASB provides the framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurement) and the lowest priority to unobservable inputs (level 3 measurement). The three levels of the fair value hierarchy under the FASB guidance are described as follows:

•	Level 1—Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

•

Level 2—Inputs to the valuation methodology include: quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in inactive markets; inputs other than quoted prices that are observable for the asset or liability; inputs that are derived principally from or corroborated by observable market data by correlation or other means. If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

•	Level 3—Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

The following is a description of the valuation methodology used for assets measured at fair value including the general classification of such instruments pursuant to the valuation hierarchy. There have been no changes in the methodologies used at December 31, 2018 and 2017.

Common Stocks: Common stocks are reported at fair value based on quoted market prices on national securities exchanges. All common stocks are classified within level 1 of the valuation hierarchy.

Registered Investment Companies (Mutual Funds): Investments in registered investment companies are stated at the respective fund’s NAV, which is determined based on market values at the closing price on the last business day of the year. The NAV is a quoted price in an active market and classified within level 1 of the valuation hierarchy.

U.S. Government Securities: Short-term money market obligations are valued at $1.00 per share and are classified within level 2 of the valuation hierarchy.

The following tables set forth, by level within the fair value hierarchy, the Plan’s investments at fair value as of December 31, 2018 and 2017, respectively. There were no transfers between Level 1 and Level 2 investments in 2018. The Plan has no investments classified within level 3 of the valuation hierarchy.

VIACOM 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

(Tabular dollars in thousands)

	Investments at Fair Value as of December 31, 2018
	Quoted Prices In Active Markets for Identical Assets Level 1	Significant Other Observable Inputs Level 2	Total
Common Stock	$200,950	$—	$200,950
Registered Investment Companies	28,882	—	28,882
U.S. Government Securities		8,012	8,012

Total Investments in the fair value hierarchy	$229,832	$8,012	$237,844

Investments measured at net asset value: (a)
Common / Collective Trust Funds			894,302

Investments at fair value			$1,132,146

	Investments at Fair Value as of December 31, 2017
	Quoted Prices In Active Markets for Identical Assets Level 1	Significant Other Observable Inputs Level 2	Total
Common Stock	$230,991	$—	$230,991
Registered Investment Companies	30,065	—	30,065
U.S. Government Securities	—	9,841	9,841

Total Investments in the fair value hierarchy	$261,056	$9,841	$270,897

Investments measured at net asset value: (a)
Common / Collective Trust Funds			962,117

Investments at fair value			$1,233,014

(a)

In accordance with Subtopic 820-10, certain investments that were measured at net asset value per share have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the line items presented in the statement of net assets available for benefits.

Investments Measured Using the Net Asset Value per Share Practical Expedient

The following table summarizes investments for which fair value is measured using the net asset value per share practical expedient as of December 31, 2018 and 2017, respectively. There are no restrictions on participant redemptions for these investments; the redemption notice period is applicable only to the Plan.

December 31, 2018	Fair Value	Unfunded Commitments	Redemption Frequency	Redemption Notice Period
JPM Target Date Funds	$380,332	n/a	Daily	45 days
BlackRock Equity Index Fund	219,360	n/a	Daily	1 month
BlackRock Russell 2500 Index Fund	88,533	n/a	Daily	1 month
BlackRock US Debt Index Fund	77,312	n/a	Daily	1 month
BlackRock MSCI ACWI	65,073	n/a	Daily	1 month
The Collective Pzena Fund	31,636	n/a	Daily	15 days
Mawer International Fund	32,056	n/a	Daily	10 days

Total Common/Collective Trust Funds	$894,302

VIACOM 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

(Tabular dollars in thousands)

December 31, 2017	Fair Value	Unfunded Commitments	Redemption Frequency	Redemption Notice Period
JPM Target Date Funds	$391,566	n/a	Daily	2 months
BlackRock Equity Index Fund	240,237	n/a	Daily	1 month
BlackRock Russell 2500 Index Fund	102,002	n/a	Daily	1 month
BlackRock US Debt Index Fund	79,274	n/a	Daily	1 month
BlackRock MSCI ACWI	71,363	n/a	Daily	1 month
The Collective Pzena Fund	38,033	n/a	Daily	5 days
Mawer International Fund	39,642	n/a	Daily	10 days

Total Common/Collective Trust Funds	$962,117

NOTE 4—RISKS AND UNCERTAINTIES

The Plan provides for various investment options that, along with the underlying securities, are exposed to various risks such as market, interest rate, and credit risks. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of such securities, it is at least reasonably possible that changes in risks in the near term could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

NOTE 5—TAX STATUS

On May 14, 2014, the Plan received a determination from the Internal Revenue Service (“IRS”) that the Plan satisfies the requirements of Section 401(a) of the Code and that the trust thereunder is exempt from federal income taxes under the provisions of Section 501(a) of the Code. Certain amendments have been made to the Plan since receiving the determination letter. However, the Plan Administrator and the Plan’s tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable provisions of the Code.

As of December 31, 2018, there were no uncertain tax positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax year in progress.

NOTE 6—PLAN TERMINATION

Although the Company anticipates that the Plan will continue indefinitely, it reserves the right by action of the Viacom Board of Directors or Retirement Committee to amend or terminate the Plan provided that such action does not retroactively reduce earned participant benefits. In the event of Plan termination, participants would become fully vested. Upon termination, the Plan provides that the net assets of the Plan would be distributed to participants based on their respective account balances.

NOTE 7—INVESTMENT IN FULLY BENEFIT-RESPONSIVE INVESTMENT CONTRACTS

The Plan holds a portfolio of synthetic guaranteed investment contracts (“GICs”). These contracts meet the fully benefit-responsive investment contract criteria and therefore are reported at contract value. Contract value is the relevant measure of fully benefit-responsive investment contracts because this is the amount received by participants if they were to initiate permitted transactions under the terms of the Plan. Contract value represents contributions made under each contract, plus earnings, less participant’s withdrawals and administrative expenses. The GICs had a contract value of $104.2 million and $105.6 million at December 31, 2018 and 2017, respectively.

The Plan invests in investment contracts through the INVESCO Fund (the “Fund”). The Fund invests primarily in fully benefit-responsive investment contracts in a wrapper contract structure (also known as synthetic GICs). In a wrapper contract structure, the underlying investments are owned by the Fund and held in trust for plan participants and are of high quality fixed income securities or investment funds. The Fund purchases a wrapper contract from an insurance company or bank. The wrapper contract amortizes the realized and unrealized gains and losses on the underlying fixed income investments; typically over the expected duration of the investment through adjustments to the future interest crediting rate (which is the rate earned by participants in the fund for the underlying investments which resets on a monthly basis). The issuer of the wrapper contract provides assurance that the adjustments to the interest crediting rate do not result in a future interest crediting rate that is less than zero. An interest crediting rate less than zero would result in a loss of principal or accrued interest.

VIACOM 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

(Tabular dollars in thousands)

The key factors that influence future interest crediting rates for a wrapper contract include: the level of market interest rates, the amount and timing of participant activity into/out of the wrapper contract, the investment returns generated by the fixed income investments that back the wrapper contract, and the duration of the underlying investments backing the wrapper contract.

Changes in market interest rates affect the yield to maturity and the market value of the underlying investments; therefore, they can have a material impact on the wrapper contract’s interest crediting rate. In addition, participant withdrawals and transfers from the Fund are paid at contract value but funded through the market value liquidation of the underlying investments, which also impacts the interest credit rating. All wrapper contracts provide for a minimum interest crediting rate of zero percent. In the event that the interest crediting rate should fall to zero and the requirements of the wrapper contract are satisfied, the wrapper issuers will pay to the Plan the shortfall needed to maintain the interest crediting rate at zero. This ensures that participants’ principal and accrued interest are protected.

Certain events might limit the ability of the Plan to transact at contract value with the contract issuer. These events may be different under each contract. Examples of such events include (1) the Plan’s failure to qualify under Section 401(a) of the Code or the failure of the trust to be tax-exempt under Section 501(a) of the Code, (2) premature termination of the contracts, (3) Plan termination or merger, (4) changes to the Plan prohibition on competing investment options, and (5) bankruptcy of the plan sponsor or other plan sponsor events. No events are probable of occurring that might limit the ability of the Plan to transact at contract value with the contract issuers and that also would limit the ability of the Plan to transact at contract value with the participants.

In addition, certain events allow the issuer to terminate the contracts with the Plan and settle at an amount different from the contract value. Those events may be different under each contract. Examples of such events include (1) an uncured violation of the Plan investment guidelines, (2) a breach of material obligation under the contract, (3) a material misrepresentation, and (4) a material amendment to the agreements without the consent of the issuer.

NOTE 8—RECONCILIATION OF FINANCIAL STATEMENTS TO IRS FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	At December 31,
	2018	2017
Net assets available for benefits per the financial statements	$1,250,309	$1,352,605
Deemed distribution of participant loans	(434)	(320)

Net assets available for benefits per the Form 5500	$1,249,875	$1,352,285

The following is a reconciliation of benefits paid to participants as reflected in the financial statements to the Form 5500:

Year Ended December 31, 2018
Benefits paid to participants per the financial statements	$129,492
Deemed loan offsets	99

Benefits paid to participants per the Form 5500	$129,591

VIACOM 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

(Tabular dollars in thousands)

The following is a reconciliation of net decrease in net assets available for benefits per the financial statements to the Form 5500:

Year Ended December 31, 2018
Net decrease in net assets available for benefits per the financial statements	$102,296
Deemed loan offsets	99
Deemed distribution of participant loans	15

Net loss per the Form 5500	$102,410

NOTE 9—SUBSEQUENT EVENTS

In December 2018, the Plan Administrator approved the transfer of net plan assets totaling $6.8 million into the Plan on March 29, 2019 from the Extensis Retirement Savings Plan (to the extent attributable for participation in the Plan by WhoSay, Inc.), the Awesomeness 401(k) Plan, and the Screenlife Retirement Savings Plan. The 258 active employees of WhoSay, Inc. and AwesomenessTV became eligible for the Plan on January 1, 2019. There are no active employees of Screenlife.

In connection with the Company’s acquisition of PlutoTV, approximately 100 active employees became eligible for the Plan in the first payroll period commencing after March 1, 2019.

Subsequent events and transactions have been evaluated through the date the financial statements were available to be issued, and are incorporated herein as applicable.

VIACOM 401(k) PLAN

SCHEDULE H, LINE 4i –SCHEDULE OF ASSETS (HELD AT END OF YEAR)

PN: 002 / EIN: 20-3515052

DECEMBER 31, 2018

(In thousands)

Identity of issuer, borrower, lessor or similar party	Description of investment including maturity date, rate of interest, collateral, par, or maturity value	Cost(1)	Current Value
Common Stocks:
ABBOTT LABORATORIES COMMON STOCK			$2,993
ABBVIE INC COMMON STOCK			765
ALBANY INTERNATIONAL CORP COMMON STOCK			598
ALLIANCE DATA SYSTEMS CORP COMMON STOCK			1,502
ALPHABET INC COMMON STOCK CL.C			6,186
AMAZON.COM INC COMMON STOCK			2,906
AMERIS BANCORP COMMON STOCK			1,027
ANTHEM INC COMMON STOCK			1,733
APOGEE ENTERPRISES INC COMMON STOCK			477
APPLE INC COMMON STOCK			3,212
ASTRONICS CORP COMMON STOCK			544
AUTODESK INC COMMON STOCK			2,722
AUTOMATIC DATA PROCESSING INC COMMON STOCK			2,156
BP PLC COMMON STOCK – SPONSORED ADR			2,124
BMC STOCK HOLDINGS COMMON STOCK			530
BANK OF AMERICA CORP COMMON STOCK			1,875
BARCLAYS BANK PLC COMMON STOCK – SPONSORED ADR			985
BECTON DICKINSON & CO COMMON STOCK			2,520
BEMIS COMPANY INC COMMON STOCK			1,009
BIO RAD LABS INC COMMON STOCK			1,002
BOISE CASCADE COMPANY COMMON STOCK			238
BOOKING HOLDINGS INC COMMON STOCK			2,155
BORGWARNER INC COMMON STOCK			876
BRANDYWINE REALTY TRUST COMMON STOCK			542
CIGNA CORP COMMON STOCK			2,184
CIT GROUP INC COMMON STOCK			928
CABOT OIL & GAS CORP COMMON STOCK			1,820
CARRIZO OIL & GAS INC COMMON STOCK			796
CATERPILLAR INC COMMON			1,144
CITIGROUP INC COMMON STOCK			1,890
COHERENT INC COMMON STOCK			699
CYPRESS SEMICONDUCTOR CORP COMMON STOCK			465
DR HORTON INC COMMON STOCK			1,872
DISNEY WALT CO THE COMMON STOCK			2,780
EQT CORP COMMON STOCK			819
EBAY INC COMMON STOCK			646
ECOLAB INC COMMON STOCK			3,047
ENERSYS COMMON STOCK			896
EQUINIX INC COMMON STOCK			2,665
EQUITRANS MIDSTREAM CORP COMMON STOCK			694
EURONET WORLDWIDE INC COMMON STOCK			388
FACEBOOK INC COMMON STOCK			3,365
FIFTH THIRD BANCORP COMMON STOCK			1,466
FIRST HORIZON NATL CORP COMMON STOCK			1,110
FLEETCOR TECHNOLOGIES INC COMMON STOCK			2,734

Identity of issuer, borrower, lessor or similar party	Description of investment including maturity date, rate of interest, collateral, par, or maturity value	Cost(1)	Current Value
FOOT LOCKER INC COMMON STOCK			783
GENUINE PARTS CO COMMON STOCK			759
GILEAD SCIENCES INC COMMON STOCK			1,839
GLATFELTER COMMON STOCK			686
HALLIBURTON CO COMMON STOCK			1,491
HAVERTY FURNITURE INC COMMON STOCK			911
INNOSPEC INC COMMON STOCK			714
INTUIT COMMON STOCK			2,187
JPMORGAN CHASE & CO COMMON STOCK			1,845
JACOBS ENGINEERING GROUP INC COMMON STOCK			611
JOHNSON & JOHNSON COMMON STOCK			2,310
KNIGHT SWIFT TRANSPORTATION HO COMMON STOCK			722
KROGER CO COMMON STOCK			800
LATTICE SEMICONDUCTOR CORP COMMON STOCK			241
LAUDER ESTEE COS INC COMMON STOCK CL. A			2,347
LENNAR CORP COMMON STOCK CL. A			1,294
LENNAR CORP COMMON STOCK CL. B			18
LOWES COMPANIES INC COMMON STOCK			1,967
MATERION CORP COMMON STOCK			185
MERCK & CO INC COMMON STOCK			940
MICROSOFT CORP COMMON STOCK			6,941
MICRON TECHNOLOGY INC COMMON STOCK			422
MONDELEZ INTERNATIONAL INC COMMON STOCK			2,257
NESTLE SA COMMON STOCK – SPONSORED ADR			834
NIKE INC COMMON STOCK			2,515
NOVO-NORDISK AS COMMON STOCK – SPONSORED ADR			2,472
OMNICOM GROUP INC COMMON STOCK			1,868
PDC ENERGY INC COMMON STOCK			565
PACWEST BANCORP COMMON STOCK			419
PARSLEY ENERGY INC COMMON STOCK			306
PEPSICO INC COMMON STOCK			1,492
PFIZER INC COMMON STOCK			2,540
POTLATCH CORP COMMON STOCK			83
QORVO INC COMMON STOCK			330
QUANTA SERVICES INC COMMON STOCK			857
RPT REALTY COMMON STOCK			943
RAYTHEON CO COMMON STOCK			1,886
REGENERON PHARMACEUTICALS COMMON STOCK			2,738
REINSURANCE GROUP AMER INC COMMON STOCK			560
RELIANCE STEEL & ALUMINUM CO COMMON STOCK			886
ROCHE HOLDINGS LTD-SPONS ADR COMMON STOCK – ADR			883
ROYAL BANK OF SCOTLAND GROUP COMMON STOCK – ADR			339
SALESFORCE COM INC COMMON STOCK			2,712
SCHLUMBERGER LTD COMMON STOCK			0
SNAP ON INC COMMON STOCK			362
STANLEY BLACK & DECK INC COMMON STOCK			637
SUNCOR ENERGY INC COMMON STOCK			1,720
SYNCHRONY FINANCIAL COMMON STOCK			320
TJX COMPANIES INC COMMON STOCK			2,331
TRI POINT HOMES INC COMMON STOCK			810
TAIWAN SEMICONDUCTOR COMMON STOCK			3,475

Identity of issuer, borrower, lessor or similar party	Description of investment including maturity date, rate of interest, collateral, par, or maturity value	Cost(1)	Current Value
TAYLOR MORRISON HOME CORP-A COMMON STOCK			950
TERADYNE INC COMMON STOCK			544
TEXAS CAPITAL BANCSHARES INC COMMON STOCK			541
ULTA SALON COSMETICS & FRAGRAN COMMON STOCK			1,253
UNITEDHEALTH GROUP INC COMMON STOCK			5,834
VERIZON COMMUNICATIONS INC COMMON STOCK			1,653
* VIACOM INC CLASS A COMMON STOCK			148
* VIACOM INC CLASS B COMMON STOCK			29,504
VIASAT INC COMMON STOCK			602
VISA INC COMMON STOCK			2,891
WELLS FARGO & CO COMMON STOCK			2,290
WESTERN ALLIANCE BANCORP COMMON STOCK			1,006
YUM BRANDS INC COMMON STOCK			3,362
AXIS CAPITAL HOLDINGS LTD COMMON STOCK			1,253
BK OF NT BUTTERFLD AND SON LTD COMMON STOCK			951
LINDE PLC COMMON STOCK			2,331
LIVANOVA PLC COMMON STOCK			543
MEDTRONIC PLC & INC COMMON STOCK			2,274
APTIV PLC COMMON STOCK			517
RENAISSANCERE HOLDINGS LTD COMMON STOCK			1,148
MELLANOX TECHNOLOGIES LTD COMMON STOCK			1,117

Total Common Stocks			$200,950

Identity of issuer, borrower, lessor or similar party	Description of investment including maturity date, rate of interest, collateral, par, or maturity value	Cost(1)	Current Value
Registered Investment Companies:
Metropolitan West Total Return Bond Fund			7,568
Vanguard FTSE Social Index Fund			21,314

Total Registered Investment Companies			$28,882

Common/Collective Trusts:
BlackRock Equity Index Fund			219,360
BlackRock MSCI ACWI Fund			65,073
BlackRock US Debt Index Fund			77,312
BlackRock Russell 2500 Index Fund			88,533
The Collective Pzena Fund			31,636
Mawer International Fund			32,056
JPMorgan Chase Smartretirement 2020 Fund			14,374
JPMorgan Chase Smartretirement 2025 Fund			31,518
JPMorgan Chase Smartretirement 2030 Fund			40,516
JPMorgan Chase Smartretirement 2035 Fund			60,530
JPMorgan Chase Smartretirement 2040 Fund			71,653
JPMorgan Chase Smartretirement 2045 Fund			72,743
JPMorgan Chase Smartretirement 2050 Fund			61,388
JPMorgan Chase Smartretirement 2055 Fund			19,909
JPMorgan Chase Smartretirement 2060 Fund			1,780
JPMorgan Chase Smartretirement Income Fund			5,921

Total Common/Collective Trusts			$894,302

U.S. Government Securities:
Invesco U.S. Government Fund			1,675
JP Morgan U.S. Government Fund			6,337

Total U.S Government Securities:			$8,012

Synthetic Guaranteed Investment Contracts:
Voya Retirement & Annuity- Contract #60125			19,944
Transamerica- Contract #MDA00730TR			25,179
Pacific Life Ins-Contract #G-27279.01.0001			15,920
Prudential Ins Co-Contract #GA-63010			21,580
RGA-Contract#VIACM-1212-01			21,592

Total Synthetic Guaranteed Investment Contracts			$104,215

Subtotal of Investments			$1,236,361

Notes Receivable from Participants	Participant loans with interest rates ranging from 4.25% to 9.5% maturing through 2043.		$11,768

Grand Total			$1,248,129

*	Party-in-interest to the Plan
(1)	Cost information is not required for participant directed investments.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the persons who administer the Plan have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

VIACOM 401(k) PLAN

Date: June 26, 2019	By:	/s/ Rosaria Sasso
Rosaria Sasso
Member of the Viacom Retirement Committee

VIACOM INC.

	By:	/s/ Katherine Gill-Charest
Katherine Gill-Charest
Senior Vice President, Controller and
Chief Accounting Officer